ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

26 January 2002

02015638

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 24 January 2002, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dw 3/5

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA** on **24-01-2002 05:15:49 PM**

Reference No **AA-020124-2DB73**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of the Company held on 24 January 2002, the shareholders of the Company have approved the following ordinary resolutions:

ORDINARY RESOLUTION 1

Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 9 January 2002, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and not to the detriment of the minority shareholders;

(ii) disclosure is made in accordance with paragraph 4.1.5 of PN 12/2001-A of the KLSE's Listing Requirements in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act), provided that such transactions are made on an arm's length basis and on normal commercial terms; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts

ANGKASA MARKETING BERHAD (41515-D)

Secretary 24 JAN 2002

and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

ORDINARY RESOLUTION 2

Ratification of Recurrent Transactions

That the recurrent transactions of a revenue or trading nature entered into by the Company with related parties in its ordinary course of business as follows during the period from 1 June 2001 up to 30 November 2001 be and are hereby approved and ratified:

Name of Company	Nature of Recurrent Transaction	Amount Transacted (RM)	Related Parties
Angkasa Marketing Berhad	Sale of steel bars, wire rods, scrap iron and other steel related products	56.7 million	Lion Land Berhad Group Posim Berhad Group Amalgamated Containers Berhad Group
	Purchase of steel bars, wire rods, billets and other steel related products	213.1 million	Lion Land Berhad Group
Lion Suzuki Motor Sdn. Bhd.	Sale of motor vehicles	1.5 million	Lion Corporation Berhad Group

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

24 JAN 2002